

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corp
477 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: Venus Acquisition Corp**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 10, 2022**
> **File No. 001-40024**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. References to prior comments refer to comments in our August 9, 2022 letter.

Revised Preliminary Proxy Statement filed August 10, 2022

General

1. We note the revisions made in response to prior comments 1-3. Please revise to include a section that clearly presents the following in a single location:

   - the original deadline to consummate the business combination;
   - a summary of the process by which the deadline to consummate the business combination may be, and has been, extended;
   - a discussion of each extension that Venus has approved to date, including discussion of the corresponding extension fee that Venus has placed in the trust account;
   - a discussion of the purpose of the monthly extension fees, including clarification of whether these extension fees are returned to Venus if the deal is consummated; and
   - a clear explanation of how these monthly extensions interact with amendment no. 2

to the merger agreement that extended the outside termination date to November 11, 2022.

2. We note the revisions made in response to prior comment 7 and re-issue this comment in part. In light of your disclosure that you have "no plan for future operations through any of the three Hong Kong subsidiaries", please revise to clearly state whether the Hong Kong subsidiaries will remain a part of VIYI's organizational structure or whether these subsidiaries will be completely removed. Additionally, please tell us whether any of VIYI's directors or officers are located in Hong Kong, and if so, provide additional disclosure related to the enforceability of civil liabilities in Hong Kong.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.